Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

December 22, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  William Kearns

Re:	Jpak Group, Inc.
Jpak Group, Inc.
Registration Statement on Form S-1/A
Filed December 16, 2008
File No. 333-147264
Form 10-Q for the period ended September 30, 2008
Filed November 14, 2008
File No. 333-125686

Dear Mr. Kearns:

This letter is provided in response to your letter dated December 18, 2008, regarding the above-referenced Registration Statement for our client, Jpak Group, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

1.
We reissue our prior comment five from our letter dated November 14, 2008.  We note your disclosure that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of September 30, 2008 are “deficient.”  Please revise to state in clear an unqualified language that your disclosure controls and procedures are either effective or ineffective.  Please refer to Item 307 of Regulation S-K for further guidance.

Response:  We revised our disclosure according to your comment. Please be advised that we revised Item 4 to match the disclosure and format contained in our other quarterly reports and therefore the format of Item 4 has changed; however, the substantive information is the same, but for the revisions required by your comments.   Revised disclosure regarding the issue raised in comment 1 is as follows:

Item 4. Controls and Procedures

I.
 Disclosure Controls and Procedures.As of the end of the period covered by this report, our management conducted an evaluation, under the supervision and with the participation of our chief executive officer and acting chief financial officer of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the officers concluded that our disclosure controls and procedures are ineffective in ensuring that information required to be disclosed by our company in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms.

Changes in Internal Control over Financial Reporting, page 20

2.	Your reference to Form 10-QSB appears to be inconsistent with the form that you filed (i.e. Form 10-Q). Please revise.

Response:  We revised our disclosure according to your comment.  Revised disclosure is as follows (deleted language is shown with a strikethrough and new language is shown in bold italics):

Except as described above, there have been no changes in our internal controls over financial reporting that occurred during our last fiscal quarter to which this Quarterly Report on Form 10-~~QSB~~ Q/A relates that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Item 6. Exhibits

3.
We reissue our prior comment nine from our letter dated October 10, 2008.  As your auditors have provided a review report for the interim financial statements, please file an awareness letter in accordance with Item 601(15) of Regulation S-K.

Response: We filed an awareness letter in accordance with Item 601(15) of Regulation S-K as Exhibit 15.1 to our Form 10-Q/A for the period ended September 30, 2008.

 Exhibits31.1 and 31.2

4.	We note that your Section 302 Certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.

Please revise your certification to address each of the matters noted above.

Response: We revised the certifications according to your comment.  Revised disclosure to paragraph 4 of the referenced Certification is as follows (new language is shown in bold italics):

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                   (c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

                   (d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

Please be advised that none of the changes required by your comment letter impacted our Registration Statement on Form S-1, and therefore we are not filing an amendment to such Registration Statement.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman, Attorney at Law
cc: Mr. Wang, CEO